Exhibit 12.1
Pregis Holding II Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

	Successor				Predecessor
				October 13 to	January 1 to	Year ended
	Year ended December 31,			December 31,	October 12,	December 31,
	2008	2007	2006	2005	2005	2004

Earnings:
Pretax income (loss) from continuing operations	$(49,595)	$2,929	$(3,558)	$(4,695)	$(6,953)	$28,445
Fixed charges	55,593	53,325	48,515	11,786	7,114	9,935
Less: Capitalized interest	(5)	(237)	(145)	(26)	(451)	(61)

Earnings	$5,993	$56,017	$44,812	$7,065	$(290)	$38,319

Fixed charges:
Interest expense	$49,069	$46,730	$42,535	$10,524	$2,195	$4,433
Capitalized interest	5	237	145	26	451	61
Interest component of rental expense	6,519	6,358	5,835	1,236	4,468	5,441

Total fixed charges	$55,593	$53,325	$48,515	$11,786	$7,114	$9,935

Ratio of earnings to fixed charges	0.11 *	1.05	0.92 *	0.60 *	(0.04) *	3.86

*	Earnings were insufficient to cover fixed charges by $49,600 and $3,703 for the years ended December 31, 2008 and 2006, respectively, and $4,721 for the period October 13, 2005 to December 31, 2005, and $7,404 for the period January 1, 2005 to October 12, 2005.